

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 15, 2017

Via E-Mail
Darrell J. Mays
Chief Executive Officer
Pensare Acquisition Corp.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

>   **Re: Pensare Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 19, 2017**
>   **CIK No. 1704760**

Dear Mr. Mays:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please briefly disclose here and in the prospectus summary section that you have also agreed to sell to EarlyBirdCapital, at the closing of the offering, an option to purchase up to 1,250,000 units for $100. In this regard we note that you listed the Representative Unit Purchase Option securities in the Calculation of Registration Fee table. Please also state

the price for EarlyBirdCapital to exercise the Purchase Option, and clarify that both the Purchase Option securities and the private placement warrants are underwriter's compensation.

Gross proceeds to be held in trust account, page 8

3. Please revise to clarify that the amount of proceeds you will have inside and outside of the trust account is net of expected expenses and underwriting discounts of $7,000,000. Otherwise, it is not clear how the proceeds from both offerings together would leave you with only $250,000,000 in the trust account and $2,000,000 outside of the trust account.

Related Party Loans, page F-13

4. Please include in the exhibit index, your promissory notes with your sponsor and any officers and directors, and file such agreements with your other exhibits.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
     Alan I. Annex, Esq.
     Jason T. Simon, Esq.